EXHIBIT 21.1

List of Subsidiaries of Longwen Group Corp.

Name of Subsidiary	Jurisdiction of Organization
Hangzhou Wenyuan Enterprise Management Co., Ltd. (FKA: Hangzhou Longwen Enterprise Management Co., Ltd.)	People’s Republic of China
Hangzhou Yusu Trading Co., Ltd.	People’s Republic of China
Huzhou Wohong Fishery Co., Ltd.	People’s Republic of China